March 29, 2011
‘CORRESP’

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Re:           Secured Financial Network, Inc. (the “Company”)
Information Statement on Schedule 14C
Filed March 8, 2011
File No. 000-28457

Ladies and Gentlemen:

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,

/s/ Jeffrey L. Schultz
Jeffrey L. Schultz
President and CEO